FEBRUARY 17, 2000

PROPOSALS TO THE ANNUAL GENERAL MEETING OF PHILIPS SHAREHOLDERS

PHILIPS TO SPLIT ITS SHARES 4:1

Royal Philips Electronics of the Netherlands today announced that it will propose to its March 30, 2000 General Meeting of Shareholders, to split its stock 4 for 1.

The stock split requires a change of the Articles of Association, whereby the nominal value of the shares will be changed from 1 Euro to 25 Eurocents. Philips believes that this stock split will increase the availability of its shares, in particular for private shareholders.

Upon adoption of this proposal by the General Meeting of Shareholders, consummation is expected by the end of April 2000. Currently, the number of outstanding Philips shares is approximately 333 million.

APPOINTMENTS

The Supervisory Board of Royal Philips Electronics - in agreement with the Meeting of Priority Shareholders - will propose to the General Meeting of Shareholders on March 30, 2000, that Mr. K. (Karel) van Miert be elected to the Supervisory Board as from April 1, 2000.

Mr. van Miert (1942) served as a member of the European Commission for ten years, most recently being responsible for competition policy.

Also at the General Meeting of Shareholders, Mr. C. Oort will retire from the Supervisory Board. Mr. Oort joined the Supervisory Board in 1995 and has been chairman of the Audit Committee since 1997. He reaches the statutory age limit this year.

At the same meeting, it will be proposed to elect Mr. G. (Gerard) Kleisterlee
(1946), CEO of the Components division, as a member of the Board of Management and Executive Vice-President of the Company as from April 1, 2000.

Messrs. T. (Tjerk) Hooghiemstra (1956), responsible for Corporate Human Resource Management, and G.J.M. (Guy) Demuynck (1951), CEO of Philips Consumer Electronics Mainstream, have been appointed as members of the Group Management Committee, also with effect from April 1, 2000.